
September 26, 2023

Kian Hwa Goh
Chief Executive Officer
Orangekloud Technology Inc.
1 Yishun Industrial Street 1
#04-27/28&34 Aposh Building Bizhub
Singapore, 768160

> **Re: Orangekloud Technology Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 15, 2023**
> **CIK No. 0001979407**

Dear Kian Hwa Goh:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2023 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Metrics, page 41

1. We note the table added in response to prior comment 5. Please tell us and revise to explain what is included in the third party products line under Non-recurring revenue.

General

2.   We note your response to prior comment 11. Please revise your disclosure to state the purpose of the Reorganization and effect that such Reorganization will have on the company and shareholders.

      You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Venick